UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No.__4__)*

                             Astrocom Corporation
-----------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 046390-10-0
                        ------------------------------
                                (CUSIP Number)

Richard W. Perkins  730 East Lake Street, Wayzata, MN  55391 612-473-8367
----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                              December 31, 1998
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746   (12-91)            Page 1 of 5 pages

CUSIP No. 046390-10-0           Schedule 13D             Page 2 of 5 pages

1  NAME OF REPORTING PERSON
   S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Perkins Capital Management, Inc.
     41-1501962

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /_/
                                               (b) /_/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
                /_/

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     730 East Lake Street, Wayzzata, MN  55391-1769

              7  SOLE VOTING POWER
                 162,500
NUMBER OF
              8  SHARED VOTING POWER
SHARES           0

BENEFICIALLY

OWNED BY      9  SOLE DISPOSITIVE POWER
                 1,215,500
EACH

REPORTING

PERSON       10  SHARED DISPOSITIVE POWER
                 0
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,215,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.1%

14  TYPE OF REPORTING PERSON*
    IA


SEC 1746   (12-91)          Page 2 of 5 pages

CUSIP No. 046390-10-0        SCHEDULE 13D              Page 3 of 5 pages

1  NAME OF REPORTING PERSON
   SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

   Richard W. Perkins
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a) /_/
   (b) /_/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
   /_/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   730 East Lake Street, Wayzata, MN  55391

NUMBER OF

SHARES             7  SOLE VOTING POWER
                      687,257
BENEFICIALLY
                   8  SHARED VOTING POWER
OWNED BY              0

EACH               9  SOLE DISPOSITIVE POWER
                      762,257
REPORTING
                  10  SHARED DISPOSITIVE POWER
PERSON                0

WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    762,257

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    /_/

13  PERCENT OF CLASS REPRESENTAED BY AMOUNT IN ROW (11)
    5.1%

14  TYPE OF REPORTING PERSON*
    IN

SEC 1746  (12-91)                                     Page 3 of 5

CUSIP NO.  046390-10-0    SCHEDULE 13D                     Page 4 of 5

Item 1.  Security and Issuer

         (a) Astrocom Corporation

         (b) 2700 Summer Street NE, Minneapolis, MN  55413

Item 2.  Identity and Background

         (a) The names of the persons filing are Perkins Capital Management, Inc. and Richard W. Perkins.

         (b) The filing persons business address is 730 East Lake Street, Wayzata, MN 55391.

         (c) Perkins Capital Management, Inc., is a federally registered investment advisor. Richard W. Perkins is President of Perkins Capital Management, Inc.

         (d) No named person has ever been convicted in a criminal proceeding.

         (e) No named person has ever been a party to any civil proceeding as a result of which he was or is subject to a judgement, decree of final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securites laws or finding any violation with respect to such laws.

         (f) The named persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         The event requiring the filing of this statement is a decrease in holdings for Perkins Capital Management, Inc. See item four, page two and page three of five on Schedule 13D.

Item 4.  Purpose of the Transaction
         Not Applicable.

Item 5.  Interest in Securities of the Issuer
         Perkins Capital Management, Inc. an investment advisor, has sole dispositive power over 1,215,500 shares of common equivalents (includes 722,500 warrants exerciseable within 60 days) and has sole voting power over 162,500 of such shares.

         Richard W. Perkins as sole trustee for various trusts, owns, or has sole dispositive power over 762,257 shares of common equivalents (includes 75,000 warrants exerciseable within 60 days) and has sole voting power over 687,257 shares.


SEC 1746    (12-91)         Page 4 of 5 pages

CUSIP No. 046390-10-0     SCHEDULE 13D                 Page 5 of 5 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securites of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 12, 1999

This statement is being filed on behalf of the undersigned.

/s/  Richard W. Perkins
---------------------------------
Richard W. Perkins, President
Perkins Capital Management, Inc.

SEC 1746  (12-91)                 Page 5 of 5 pages